Exhibit 99.13

CONSENT OF NEIL LINCOLN, P.ENG.

The undersigned hereby consents to the use of their report(s), and the information derived therefrom, as well as the reference to their name, in each case where used or incorporated by reference in the Annual Report on Form 40-F for the year ended December 31, 2020 of Equinox Gold Corp.

/s/ Neil Lincoln
By: Neil Lincoln, P.Eng.

Dated: March 24, 2021